November 30, 2007





Nancy S. Vann, Esq.
Vice President & Associate Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

      Re:	Oppenheimer Rochester General Municipal Fund
		File Numbers 333-147208; 811-22142

Dear Ms. Vann:

      We have reviewed the registration statements on Form N-1A for the Oppenheimer Rochester General Municipal Fund ("Fund") filed with the Commission on November 7, 2007. Based upon Securities Act Release No. 6510 and the representations contained in your letter of
November 7, 2007, we conducted a selective review of the registration statement. We have the following comments.

Prospectus

What Does the Fund Mainly Invest in?

	If the Fund intends to use leverage within the twelve month after the initial offering, please disclose in this section and the fee table that the Fund will leverage.

	Please disclose in the prospectus that the Fund`s policy of investing at least 80% of net assets plus borrowings in municipal securities is fundamental.

      Please advise the staff whether the registrant conducts an independent evaluation of the tax exempt status of the securities it holds, or any opinions on the securities` tax-exempt status. Are the legal opinions of counsel to the issuers of the securities filed or otherwise publicly available at the time the securities are issued?
Is there any duty of counsel to update the opinions? How old may the opinions be?

	Disclosure indicates the Fund`s principal investment strategies include significant investments in derivatives. Accordingly, please disclose in this section the Fund`s policies regarding investing in derivatives. If the Fund will invest in derivatives that are not contractually required to cash-settle, please disclose that the Fund is required to cover open positions by setting aside liquid assets equal to the contracts` full, notional value. Also, please disclose in this section the percentage of the Fund`s assets to be invested in derivatives.

	How much may the Fund invest in municipal securities backed by the revenues of any project, such as hospital, road or tobacco settlement bonds? If the Fund may invest 25% or more in such a project, please identify each project and disclose the risks attendant with investing in it.

	Disclosure in the prospectus and SAI indicates that the Fund considers tobacco settlement bonds subject to appropriation to be distinct from tobacco settlement revenue bonds for various purposes, including determining whether the Fund has concentrated its investments. Please explain to the staff the legal basis for this position.

	Disclosure in the SAI indicates the Fund will loan securities constituting as much as 25% of the value of the Fund`s assets.
Accordingly, please disclose this policy and its attendant risks in the Prospectus.

      Please disclose the Fund`s anticipated portfolio turnover rate.

Main Risks of Investing in the Fund

	Please disclose the risks associated with securities that generate income subject to AMT.

	Other Investment Strategies

		Will any of the Fund`s other investment strategies result in taxable gains? If so, please disclose so in this section.
Also,
please disclose any percentage limits on the Fund`s investments in the securities described in this section of the disclosure.

At What Price Are Shares Sold?

	Please disclose the effects of the Fund`s use of fair value pricing. See Instruction to Item 6 (a) (1) of Form N-1A.

Distribution and Service (12b-1) Plans

      In the event the Distributor incurs costs greater than the 0.25% of the average annual net assets of Class A shares of the Fund, will the Distributor carry forward the unreimbursed expenses? If so, please disclose here.

Are There Limitations on Frequent Purchases, Redemptions and
Exchanges?

	Please delete the penultimate sentence of the paragraph that discusses timing of exchanges, as the transfer agent is not permitted to delay reinvestment of exchange proceeds. Also, please note that any such proceeds must be invested at the net asset value next calculated after the request is received by the Fund or its agent, irrespective of delays by the agent in transmitting requests for reimbursements of proceeds. Alternatively, please state the legal basis for the delay.

Taxes

	Since the Fund may make distributions including return of capital, please disclose the consequences, e.g., decrease in basis.

Statement of Additional Information

Other Investment Restrictions

      Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the Fund`s fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.

      Please disclose that the Fund may not concentrate 25 percent or more of its investments in any one industry or group of industries.

Closing

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
      Should you have any questions regarding this letter, please contact me at (202) 551-6965.



						Sincerely,



						Vincent J. Di Stefano
						Senior Counsel

Ms. Nancy Vann, Esq.
OppenheimerFunds, Inc.
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